SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 2 FOR THE MONTH OF JULY 2008

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Further to its Immediate Report on June 5, 2008, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report on July 13, 2008, giving notice of the results of the Annual General Meeting of the Bank which took place on July 13, 2008. Following is a summary of the resolutions which were passed:

     1. To appoint the firm of Kesselman and Kesselman as auditors of the Bank for 2008. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

     2. To authorize the Board of Directors of the Bank to set the auditors' remuneration for their auditing services for 2008, subject to the following conditions:

          a. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

          b. The Board of Directors shall review the time sheet and remuneration report that will be presented by the auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

     3. Further to the resolution of the board of Directors on April 28, 2008 to extend the appointment of Dr. R. Cohen as a director and Chairman of the Board for an additional term beginning on July 31, 2008 and ending on December 31, 2009 or the date on which the bank shall be privatized or liquidated, whichever is first ("THE ABOVE DATE"), and further to the resolutions of the Audit Committee and the Board of Directors of the Bank, on April 28, 2008 and May 26, 2008, to approve the amendment of the terms of service of Dr. R. Cohen, and their application until the Above Date, as follows:

          a. The Chairman of the Board shall be entitled, at the termination of his service for whatever reason, to the redemption of 3 months' prior notice and to 3 months' paid adaptation, according to his monthly salary at the time of the termination of his service.. The redemption of 3 months' prior notice shall be made in lieu of the actual three months' prior notice set forth today in the Chairman of the Board's employment contract. The redemption of 3 months' prior notice and the payment of 3 months' adaptation are subject to the approval of the Director of Wages and Employment Agreements of the Ministry of Finance.

          b. The current terms of service of the Chairman of the Board, as amended in sub-paragraph a. above, shall be extended and applied also to the additional period of his service, beginning on July 31, 2008 and ending on December 31, 2009 or the date on which the bank shall be privatized or liquidated, whichever is first.


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               Regarding the above and below:

               "THE DATE ON WHICH THE BANK SHALL BE PRIVATIZED" is the date on which the holdings of the State of Israel in the Bank (as they were on the date of this resolution) shall be transferred (all or most of them) to whomever shall purchase them within the framework of a motion to approve a scheme of arrangement and compromise between the Bank and its shareholders, according to
               Section 350 of the Companies Law - 1999, which shall be approved by court (if it is so approved).

               "THE DATE ON WHICH THE BANK SHALL BE LIQUIDATED" is the date that a court shall grant a liquidation order against the Bank, or the date on which a liquidator (temporary otr permanent) shall be appointed for the Bank or the date on which the General Meeting of the Bank shall resolve to voluntarily liquidate the Bank, whichever is first.

          c.   The extended terms of service shall be as follows:

               1. The term of service of the Chairman of the Board shall continue until December 31, 2009 or until the date on which the Bank shall be privatized or liquidated, which comes first.

               2. The Chairman of the Board shall be employed on the basis of an 85% position and shall be entitled to carry on additional businesses.

               3. The monthly salary to be paid to the Chairman of the Board (for the above 85% position) shall be NIS 49,500, linked to the Consumer Price Index published on July 15, 2002. The salary shall be paid as is customary in the Bank.

               4. The Chairman of the Board shall be entitled to annual vacation of 22 working days (which can be accumulated up to a maximum of 55 days), sick leave of 30 calendar days per year (which can be accumulated as is customary in the Bank), leave for personal reasons as is customary in the Bank, payment for 14 recreation days according to the amounts and rules as are customary in the Bank, payments to advanced study funds (7.5% of the monthly salary paid by the Bank and 2.5% paid by the Chairman of the Board), incurred expenses for home telephone use and other benefits customary for employees of the Bank.

               5. The Bank shall make available a vehicle (including a mobile phone) for the use of the Chairman of the Board (the Chairman of the Board shall incur the cost of the taxes resulting from the vehicle being made available to him).

               6. The Chairman of the Board shall be insured with Executive insurance. The Bank shall pay its share of the insurance premium at the monthly rate of 13 1/3% (8 1/3% for severance and 5% for remuneration). The ownership of the insurance policy will pass from the Bank to the Chairman of the Board after the termination of employer-employee status. Additionally, the Chairman of the Board will be insured with disability insurance, for which the Bank shall incur the monthly premium at the rate of 2.5% of the monthly salary, and will be insured with other insurance policies as is customary with the workers of the Bank.

                    The payments for the above Executive insurance, will be in lieu of severance pay, as prescribed by law.


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               7.   The Chairman of the Board shall also be insured with
                    Officers Liabilty insurance existing or which will be existing in the Bank.

               8. The term of service may be shortened by the Bank only in such cases, according to which by law or the Directives of the Supervisor of Banks, the Chairman of the Board shall cease to be fit to serve as Chairman of the Board, or if his right to severance pay shall be revoked in a judgment pursuant to Section 16 or 17 of the Severance Pay Law-1963, or for reasons pursuant to Section 42 (a) (6) of the Governmental Companies Law-1975.

               9. Upon the termination of employer-employee status between the Bank and the Chairman of the Board, the rights and the amounts in the Executive insurance and the advanced study funds shall be released to the Chairman of the Board and he shall also be entitled to redeem un-utilized vacation days (but not to redeem un-utilized sick days).

               10. Upon the terminaion of his service, the Chairman of the Board shall be entitled, in addition to the above, to additional severance payments at the rate of 100% (in the amount of one month's salary for each year of service and the proportionate part of a month for each part of a year). For the purpose of the above: a) the termination of service may be due to any reason and at any time, except however for resignation prior to the date set according to the employment contract as the date of termination of the service, b) the transfer of the control in the Bank is to be deemed as "termination of service".

               11. Upon the termination of his service, the Chairman of the Board shall be entitled to the redemption of three months' prior notice and to three months' paid adaptation, according to his monthly salary at the rate of such salary at the time of the termination of service. The redemption of the prior notice shall be in lieu of the actual three months' prior notice set forth in the current employment contract of the Chairman of the Board. The redemption of the three months' prior notice and the granting of three months' paid adaptation require the approval of the Director of Wages and Employment Agreements at the Ministry of Finance.

     4. Further to the resolutions of the Audit Committee and the Board of Directors on May 26, 2008, to approve that in the event that the Bank's shares shall be sold within the framework of a compromise and arrangement scheme between the Bank and its shareholders, the payment to the Chairman of the Board, Dr. R. Cohen, of a privatization remuneration, pursuant to the guidelines of the Government Companies Authority. This payment shall be made to all of the workers of the Bank and it shall be paid from the share of the State of Israel in the consideration from the sale of the Bank's shares, and not from the means of the Bank. The approval of the organs of the Bank (including the General Meeting) is needed as a precaution.


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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the arrangement and compromise scheme between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, about which the Bank filed a motion for the approval of the court; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: July 14 , 2008                                 By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel

                                                     By: /s/ Natan Atlas
                                                     -------------------
                                                     Natan Atlas
                                                     General Secretary